SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of September, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: September 28, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 28, 2005

For Immediate Release

Bennett Environmental Announces Management Change

Oakville, Ontario, September 28, 2005 - Bennett Environmental Inc. announced today that Mr. Danny Ponn, Vice President Engineering and Business Development will be leaving the company effective December 28, 2005.

Bennett Environmental would like to thank Mr. Ponn for his 15 years of dedicated service to the Company and wishes him well in his future endeavors.

Mr. Al Bulckaert, President/CEO, will continue his responsibility for all plant operations. Mr. Bulckaert has a long and successful history in plant operations and manufacturing. Assisting Mr. Bulckaert on engineering matters, on an interim basis, will be Mr. Steve Flannery, P.Eng, Bennett’s Engineering Manager. Mr. Flannery is a P.Eng from the University of Waterloo and has been with Bennett Environmental for over 3 years. Since becoming a P.Eng, Mr. Flannery has been working in the manufacturing sector for over 15 years and has had responsibility for a number of engineering projects with Bennett, including the construction of the Company’s new facility in Belledune, New Brunswick, as well as engineering matters at Bennett’s operations in Saint Ambroise, Quebec and Cornwall, Ontario.

A search has begun to replace Mr. Ponn.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO at the Oakville office at (905) 339-1540.